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Exhibit 99

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN),
SECTION 92 OF THE SECURITIES ACT (MANITOBA),
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC),
SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND
SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

1.
The name and address of the offeror issuing this release and report:

    MI Developments Inc. ("MID")
    455 Magna Drive
    Aurora, Ontario
    L4G 7A9

2.
The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances:

  MID sold to Fair Enterprise Limited ("Fair Enterprise") 3,682,515 shares of Class A Subordinate Voting Stock ("MEC Class A Shares") of Magna Entertainment Corp. ("MEC"), representing approximately 7.5% of the outstanding MEC Class A Shares (the "Sale Shares").

3.
The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report:

  MID now holds 4,362,328 MEC Class A Shares, representing approximately 8.9% of the outstanding MEC Class A Shares. MID also holds 58,466,056 shares of Class B Stock ("MEC Class B Shares"), representing 100% of the outstanding MEC Class B Shares. In the aggregate, MID's holdings of MEC Class A Shares and MEC Class B Shares represent 58.5% of the equity and 96.3% of all voting securities of MEC.

4.
The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in item 3 over which:

(i)
the offeror, either alone or together with any joint actors, has ownership and control;

      See item 3 above.

  (ii)
  the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

      N/A

  (iii)
  the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;

      N/A

5.
The name of the market in which the transaction or occurrence that gave rise to this report took place:

  MID had acquired the Sale Shares in a private transaction pursuant to the Share Purchase Agreement, as described in item 6 below.

6.
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

  MID had acquired the Sale Shares from Fair Enterprise pursuant to a share purchase agreement (the "Share Purchase Agreement") with Fair Enterprise dated July 12, 2004 for aggregate consideration of US$3,292,168.41 (the "Cash Consideration") and the issuance, subject to regulatory approval, of 707,725 Class A Subordinate Voting Shares of MID (the "Exchange Shares"). The Share Purchase Agreement was entered into in connection with MID's intention announced on July 13, 2004 to make an offer (the "Offer") to acquire all of the outstanding MEC Class A Shares that it did not already own and if the Offer is completed, to acquire any MEC Class A Shares not tendered in the Offer through a subsequent merger (the "Privatization").

  The Share Purchase Agreement provides Fair Enterprise with an option to repurchase the Sale Shares from MID in the event that, among other things, prior to December 30, 2004, MID publicly announces that it is abandoning the Privatization. By press release dated September 16, 2004, MID announced that it would not be proceeding with the Privatization and in exercising its option under the Share Purchase Agreement, Fair Enterprise has repurchased the Sale Shares from MID in consideration for the termination of MID's obligation to issue the Exchange Shares and pay the Cash Consideration (which Exchange Shares had not been issued and Cash Consideration not paid on such date).

7.
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

  See item 6 above.

8.
The names of any joint actors in connection with the disclosure required by this report:

  N/A

9.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

  See item 6 above.

10.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities:

  N/A

                                DATED this 21st day of September, 2004.

MI DEVELOPMENTS INC. (Registrant)

By:	/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, Secretary and General Counsel

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REPORT UNDER SECTION 101 OF THE SECURITIES ACT (ONTARIO), SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA), SECTION 176 OF THE SECURITIES ACT (ALBERTA), SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN), SECTION 92 OF THE SECURITIES ACT (MANITOBA), SECTION 147.11 OF THE SECURITIES ACT (QUEBEC), SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA), AND SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)